Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

[redacted]

06017025

SEC MAIL PROCESSING
RECEIVED
SEP 18 2006
WASH. D.C. 213 SECTION

September 7, 2006

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

SUPPL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find a copy of a public announcement made by Man Group plc. This announcement was also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon /mb

Donna Balon
Vice President

PROCESSED
SEP 25 2006
THOMSON
FINANCIAL

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12.doc

dw 9/22

Press Release

Man Group plc

7 September 2006

Senior Management Changes

The Board of Man Group plc today announces that, effective 1 April 2007, Group Finance Director Peter Clarke will be appointed Group Chief Executive, and present Chief Executive Stanley Fink will become non-executive Deputy Chairman. Mr Fink will also retain his role as Chairman of the Strategic Investment Committee of Man Investments. The Group will appoint a new Group Finance Director in due course.

Mr Clarke joined Man Group in 1993 and has served in a variety of roles, including Group Company Secretary. He was appointed to the Group Board in 1997 and became the Group Finance Director in 2000. In November 2005 he was given the additional title of Group Deputy CEO.

Mr Fink joined Man Group in 1987, and served in a number of positions including head of Man Investments before being appointed CEO in 2000. During his tenure as CEO the firm has seen its investment funds under management grow from $4.7 billion to over $54 billion at 30 June 2006, while Group pretax profits have risen to $1.2 billion.

Commenting on the changes, Harvey McGrath, Chairman of Man Group plc, said: "The Board considers that these appointments provide an excellent basis on which to drive forward the continued growth of the Man Group and reflect a robust and considered approach to the critical task of executive management succession. I congratulate both Peter on his appointment and Stanley on the outstanding job he has done as Chief Executive.

"Stanley has indicated to the Board his wishes to become non-executive, not least in order to be able to commit more time to personal interests, in particular his philanthropic activities. However, the Board is very pleased that he has agreed to maintain two important roles within the firm."

Stanley Fink said: "I am delighted to have Peter as my successor as Chief Executive. His enormous contribution to the success of the Group has been clearly recognised both within the firm and in the market, and I have every confidence that he will be a strong and effective leader of both our main businesses. I look forward to continuing to add value to the business, particularly regarding strategic investment decisions on the part of Man Investments' main investment units."

Peter Clarke said: "I am excited to have the opportunity to lead the Group's continued development. Man has established leading positions in both its businesses and has an enormous pool of talent across the Group, led by Kevin Davis at Man Financial and John Morrison at Man Investments. Stanley and I have worked together at Man for 13 years and I am very pleased that we retain his valuable contribution to the Group in the years ahead."

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2921462